SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Decorize, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

243636 10 7
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2400
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

02/13/2004
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

_________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons

Quest Capital Alliance, L.L.C.

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

[OO]

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6)  Citizenship or Place of Organization

Missouri.

Number of Shares	(7) Sole Voting Power	1,584,286
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	1,584,286
With	(10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

1,584,286

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)	8.2%

(14) Type of Reporting Person (See Instructions)	OO

i

(1)  Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

SRC Holdings Corporation

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

WC

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6)  Citizenship or Place of Organization

United States.

Number of Shares	(7) Sole Voting Power	1,250,000
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	1,250,000
With	(10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

1,250,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)	6.5%

(14) Type of Reporting Person (See Instructions)	CO

ii

Item 1. Security and Issuer.

        This Schedule 13D relates to Common Stock, $0.001 par value (the “Shares” or “Common Stock”) of Decorize, Inc., a Delaware corporation ( the “Company”). The principal executive offices of the Company are located at 1938 East Phelps, Springfield, Missouri 65802.

Item 2. Identity and Background.

        This report is being filed jointly on behalf of Quest Capital Alliance, L.L.C. (“Quest”) and SRC Holdings Corporation (“SRC”) (collectively, the “Reporting Persons”).

        Quest is a Missouri limited liability company with a principal office and business address of 3140 East Division Street, Springfield, Missouri 64804, whose principal business is the investment in securities.

        SRC is a Missouri corporation with a principal office and business address of 3140 East Division Street, Springfield, Missouri 65802, whose principal business is remanufacturing components for construction equipment, trucks and automobiles.

        During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of common stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.

Item 3. Source and Amount of Funds or Other Consideration.

        On January 4, 2002, Quest purchased 100,000 Shares and warrants to purchase up to 100,000 Shares at an exercise price of $4.00 per Share.

        Pursuant to a Securities Purchase Agreement dated December 2, 2002 (the “2002 SPA”) Quest purchased from the Company 357,143 Shares and warrants to purchase up to 357,143 Shares at an exercise price of $2.80 per Share (the “2002 Warrants”). All of Quest’s purchases were financed with cash on hand from contributions of members of Quest. All such contributions were made in the ordinary course and pursuant to (equity) investor commitments to Quest.

        Pursuant to the Securities Purchase Agreement dated February 13, 2004 (the “2004 SPA”), on February 13, 2004, (the “Closing Date”), SRC purchased from the Company 500,000 shares of cumulative convertible preferred stock, $0.001 par value (the “Preferred Stock”) and warrants to purchase 750,000 Shares at an exercise price of $1.40 per Share for an aggregate purchase price of $500,000. The purchases were financed with cash on hand from SRC’s working capital.

        On the Closing Date and in connection with the 2004 SPA, the Company also granted Quest warrants to purchase up to 600,000 Shares at an exercise price of $1.40 per Share.

Item 4. Purpose of the Transaction.

        In connection with the purchase of the Preferred Stock, SRC agreed to provide a standby limited guarantee to assist the Company in obtaining a $1,000,000 line of credit, the terms of which must be mutually agreed upon by SRC and the Company.

        The Preferred Stock ranks prior, both as to payment of dividends and upon liquidation of the Company, to the Common Stock. The liquidation preference of the Preferred Stock is equal to $1.00 per share, plus all accrued and unpaid dividends. Holders of the Preferred Stock are entitled to receive cumulative quarterly dividends that accrue at an annual rate equal to 8% per annum, compounded annually. Each share of Preferred Stock is initially convertible into one share of Common Stock. The Preferred Stock shall be automatically converted into Common Stock at the current conversion price on the close of trading on any date on which the closing price of the Common Stock has been at or above $2.50 per share for at least ten consecutive trading days, and the average trading volume of the Common Stock has been at least 40,000 shares per day for no less than twenty trading days. The Preferred Stock is redeemable upon the affirmative vote of the holders of the Preferred Stock in three installments on the third, fourth and fifth anniversaries of the closing date. The Preferred Stock is redeemable at the Company’s option at any time upon thirty days’ notice to the holders of the Preferred Stock for a price equal to $1.00 per share, as adjusted for any capital transactions, plus the sum of any accrued, unpaid dividends and an optional redemption premium equal to (i) ten percent during the period from the closing date to the second anniversary of the closing date, and (ii) five percent during the period from the day after the second anniversary of the closing date to the third anniversary of the closing date.

        The holders of Preferred Stock have the right to elect two directors of the Company, voting separately as a class, and those directors may only be removed and replaced by the affirmative vote of a majority in interest of the Preferred Stock. In addition, the Company agreed not to consummate any merger, sell substantially all of its assets, enter into a liquidation proceeding, amend its certificate of incorporation or effect any other transaction for which the approval of the Company’s stockholders is required by Delaware law or any federal securities or securities exchange regulations applicable to the Company, unless it obtains the approval of the holders of Preferred Stock or redeems all outstanding shares of Preferred Stock at the closing of such transaction. Subject to certain exceptions, the Company also agreed that it will not issue any new shares of preferred stock, common stock or convertible securities, unless it obtains the approval of the holders of Preferred Stock or redeems all outstanding shares of Preferred Stock at the closing of such transaction. The Company will not issue stock options for more than 250,000 shares of Common Stock during the next three years without the affirmative vote of the Preferred Stock, unless such options have an exercise price in excess of $1.40, as adjusted for any capital transactions, or the outstanding Preferred Stock is redeemed in connection with such transaction.

        The holders of the Preferred Stock elected Steve Crowder and Steve Fox to serve as its two initial directors. Mr. Crowder will also be elected President and Chief Executive Officer of the Company effective as of February 17, 2004, and he will receive an initial base salary equal to $150,000.

        Concurrent with the closing of the sale of the Preferred Stock to SRC, James K. Parson, a director and the acting President and Chief Executive Officer of the Company executed a voting agreement whereby he granted SRC the right to vote his shares of Common Stock in connection with any sale of all the outstanding Common Stock, any sales of substantially all of the Company’s assets or any merger or consolidation of the Company with another entity (each being a “Fundamental Transaction”). The voting rights granted by Mr. Parsons to SRC will terminate on February 13, 2006. Mr. Parsons did not grant SRC any rights to vote his shares as to any matter other than a Fundamental Transaction, and he shall otherwise have the full benefit of owning his shares. On February 13, 2004, Mr. Parsons owned approximately 3,303,970 shares of Common Stock, including shares issuable under currently vested stock options and warrants that have been issued to Mr. Parsons by the Company. SRC’s percentage of ownership will be increased by the issuance of any contingent warrants described below.

        SRC will receive two separate sets of warrants, subject to certain exceptions. The first set of warrants was issued at closing and is exercisable immediately for 750,000 shares of Common Stock. The issuance of the second set of warrants, and the number of shares of Common Stock for which the second set of warrants is exercisable, is contingent upon the aggregate amount advanced to the Company under a new line of credit to be secured by the standby limited guarantee of SRC. If the Company obtains a line of credit relying on SRC’s guaranty, then warrants will be issued to SRC each time the Company draws on the line of credit, up to an aggregate $1,000,000 of draws, on the basis of one share for cash dollar drawn down, for a total of up to 1,000,000 shares of Common Stock. Any warrants issued with respect to the line of credit will be issued with an exercise price equal to the market price of the Common Stock on the date of issuance. The initial exercise price of the remaining 750,000 warrants and Quest’s 600,000 warrants issued at the closing is $1.40 per share. One-third of any warrants issued to SRC and Quest will expire on the third, fourth, and fifth anniversary of the issuance date, respectively. The exercise price of the warrants is subject to adjustment if the Company subdivides its outstanding shares into a smaller number of shares, in which case the exercise price will be decreased, or if the Company combines its shares into a smaller number of shares, in which case the exercise price will be increased. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation, merger or other business combination or in case of any sale of all or substantially all of the assets of the Company, the Company shall adjust the exercise price of the warrants accordingly.

        The Company granted SRC and Quest certain rights to require the Company to register the resale of the common stock issued, or to be issued upon exercise of the warrants, under the Securities Act of 1933, as amended (the “Securities Act”), as soon as practicable upon receiving written notice of such request. The Company is also obligated to include SRC’s shares of Common Stock in a Company-initiated registration (other than a registration in connection with a merger or acquisition or employee benefit plan). The Company is obligated to keep the registration statement effective until the date on which all registrable securities thereunder have been sold; provided, that the Company’s obligation to register any registrable securities terminates at the time that such registrable securities may be sold immediately to the public, without volume limitations, pursuant to Rule 144(k) under the Securities Act. the Company’s Board of Directors also has the right to delay any requested registration for up to 180 days if it determines in good faith that the registration would be seriously detrimental to the Company or if the Company has filed, or intends to file within 60 days, a Company-initiated registration of its Common Stock. Furthermore, SRC and Quest have agreed not to sell any shares for a 180-day period following any Company-initiated registration.

        During the period that Mr. Crowder serves as President, but not for a period longer than two years, SRC has granted the Company the option to require SRC to purchase shares of Common Stock having an aggregate value of $37,500, based upon a price equal to the current market value of the Common Stock during the twenty (20) trading days prior to the date of issuance, on the first day of each fiscal quarter. The Company must provide notice that it wishes to exercise this option no later than the third business day prior to the first day of the applicable quarter.

        As a further condition to closing the private placement, the Company entered into agreements to convert an aggregate $1,410,200 of debt owed to a principal stockholder and three of its current and former executive officers. The Company amended a convertible term note held by NEST USA pursuant to a Stock Exchange Agreement, dated January 21, 2004 (the “Exchange Agreement”), by and between NEST USA and the Company. On the date of the exchange, the Company owed approximately $620,000 to NEST USA under the convertible note. The Company issued 409,700 shares of Common Stock to NEST USA in exchange for a $409,700 principal reduction in the existing note. In addition to those shares of Common Stock, the Company issued a second amended and restated note to NEST USA, which has an initial principal balance equal to the remaining $210,497 owed to NEST USA and a new schedule of payments providing for monthly payments of $10,000 each beginning February 1, 2004, and ending December 31, 2005, at which time all amounts due under the second amended and restated note would be due in full. In consideration of the transactions under the Exchange Agreement, the Company amended certain outstanding warrants held by NEST USA to extend their expiration date to December 31, 2005, and issued another set of warrants to NEST USA that are exercisable for 400,000 shares of Common Stock at an initial exercise price equal to $1.40, which terminate on December 31, 2006.

        Additionally, Mr. Parsons, Mike Sandel, a Vice President and Director, and Jon Baker, a founder and former CEO of the Company, exchanged outstanding notes for shares of Common Stock pursuant to stock purchase agreements entered into between the Company and each of the foregoing noteholders. the Company exchanged an aggregate $1,000,500 in outstanding principal under three separate promissory notes held by the three foregoing noteholders for 1,000,500 shares of Common Stock, on the basis of $1.00 per share. Accordingly, the Company issued 75,000 shares to Mr. Parsons, 550,500 shares to Mr. Sandel, and 375,000 shares to Mr. Baker, and the outstanding principal amounts of the noteholders’ promissory notes were reduced accordingly. As a result of the exchange, the outstanding principal amount of Mr. Parson’s note was reduced to $850,000, Mr. Sandel’s note and unpaid interest was paid in full, and the outstanding principal amount of Mr. Baker’s promissory note was reduced to zero, however, the Company issued a new subordinated promissory note to Mr. Baker in the amount of $56,451, representing the unpaid, accrued interest owed to Mr. Baker under the previous note.

        The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the 2002 SPA, the 2004 SPA and the Certificate of Designations of the Preferences, Privileges, Powers and Rights of Series A Convertible Preferred Stock of Decorize, Inc., a copy of each of which has been filed as an exhibit to this Schedule 13D or has been incorporated by reference and is incorporated herein by reference.

        All of the warrants and shares of Common Stock and Preferred Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons do not currently have any plans to attempt to affect any other change with respect to the Company, but this may change in the future. Furthermore, depending on the market price of the Shares, the Reporting Persons may acquire additional Shares and warrants in the future.

Item 5. Interest in Securities of the Issuer.

    (a)        SRC is the beneficial owner of 1,250,000 Shares, representing 6.5% of the Company’s outstanding shares of Common Stock (including warrants and options currently outstanding and notes and Preferred Stock currently convertible into Common Stock). The 1,250,000 shares of Common Stock include (i) 500,000 shares of Preferred Stock, each share of which is currently convertible into one share of Common Stock and (ii) warrants to acquire up to 750,000 shares of Common Stock at an exercise price of $1.40 per Share, as more fully described in Item 3 above.

        Quest is the beneficial owner of 1,584,286 shares of Common Stock, representing 8.2% of the Company’s outstanding shares of Common Stock (including warrants and options currently outstanding and notes and Preferred Stock currently convertible into Common Stock). The 1,584,286 shares of Common Stock include warrants to acquire up to 1,057,143 shares of Common Stock at exercise prices ranging from $1.40 to $4.00 per Share, as more fully described in Item 3 above.

    (b)        SRC has the sole power to vote and dispose of 1,250,000 share of Common Stock (including warrants to acquire 750,000 shares of Common Stock at an exercise price of $1.40 per Share). Quest has the sole power to vote and dispose of the 1,584,286 shares of Common Stock (including warrants to acquire 1,057,143 shares of Common Stock at exercise prices ranging from $1.50 to $4.00 per Share).

    (c)        There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

    (d)        Not applicable

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Refer to the responses to Items 3 and 4 above, which are incorporated by reference.

Item 7. Material to be Filed as Exhibits.

      99.1 Joint Filing Agreement

99.2	Securities Purchase Agreement between Decorize, Inc. and Quest Capital Alliance, L.L.C. dated as of November 18, 2002 is incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant under the Securities Exchange Act of 1934 on December 6, 2002.

99.3	Securities Purchase Agreement among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C dated as of February 13, 2004 is incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant under the Securities Exchange Act of 1934 on February 17, 2004.

99.4	Certificate of Designations of the Preferences, Privileges, Powers and Rights of Series A Convertible Preferred Stock of Decorize, Inc. is incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant under the Securities Exchange Act of 1934 on February 17, 2004.

99.5	Voting Agreement and related Proxy dated February 13, 2004 by and between SRC Holdings Corporation and James K. Parsons is incorporated by reference to Exhibit 4.7 to the Form 8-K filed by the Registrant under the Securities Exchange Act of 1934 on February 17, 2004.

99.6	Registration Rights Agreement among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C dated as of February 13, 2004 is incorporated by reference to Exhibit 4.3 to the Form 8-K filed by the Registrant under the Securities Exchange Act of 1934 on February 17, 2004.

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.

QUEST CAPITAL ALLIANCE, L.L.C., a Missouri limited liability company

By: /s/ Steven W. Fox
Name: Steven W. Fox Title: General Manager

Dated: February 23, 2004

SRC HOLDINGS CORPORATION, a Missouri corporation

By: /s/ William D. Sheppard Name: William D. Sheppard Title: Chief Financial Officer

Dated: February 23, 2004

Exhibit 99.1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Decorize, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 23rd day of February, 2004.

QUEST CAPITAL ALLIANCE, L.L.C., a Missouri limited liability company

By: /s/ Steven W. Fox
Name: Steven W. Fox Title: General Manager

Dated: February 23, 2004

SRC HOLDINGS CORPORATION, a Missouri corporation

By: /s/ William D. Sheppard Name: William D. Sheppard Title: Chief Finacial Officer

Dated: February 23, 2004